

Mail Stop 4631

July 24, 2017

Via E-Mail
James A. Barnes
President and Chief Financial Officer
Wrap Technologies, Inc.
4620 Arville Street, Suite E
Las Vegas, Nevada 89103

> **Re:** **Wrap Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 19, 2017**
> **File No. 333-217340**

Dear Mr. Barnes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2017 letter.

General

1. We note that you have made a number of revisions in this amendment to state that in the future you may decide to conduct the offering through broker-dealers and pay a commission and provide them indemnification. For example, your prospectus cover page includes this disclosure and shows hypothetical offering expenses which include selling commissions that may be payable to a broker-dealer. Similar disclosures, including a reduction for selling commissions, appear in the Use of Proceeds section and elsewhere in the prospectus. Please note that your registration statement should reflect your plan of distribution at the time of effectiveness. If you intend to conduct your offering on a self-underwritten basis, please clarify this and show your cover page information, use of proceeds and other disclosures without reduction for commissions. You should also amend your Plan of Distribution section to identify the officers and directors who will conduct the offering and address whether they will rely on the exemption from broker-

dealer registration in Exchange Act Rule 3a4-1. If, after effectiveness, you decide to change your plan of distribution to conduct your offering through broker-dealers, you should file a post-effective amendment to the registration statement to provide all necessary disclosures and obtain the approval of FINRA of underwriting compensation, if applicable.

Shares Eligible for Future Sale, page 40

2. Please revise this section to indicate the amount of common equity that could be sold pursuant to Rule 144, and the amount of capital stock you have agreed to register for sale by security holders, such as Petro River Oil Corp. See Item 201(a)(2)(ii) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-3

3. We note your response to comment three in our letter dated July 12, 2017 that you will not proceed with registered distribution by Petro River. Please revise remaining disclosures in your registration statement contemplating a dividend distribution, including on pages 12 in the second paragraph, page 13 in the last sentence of the risk factor "The payment of dividends. . .", page 14 in the first paragraph, and page II-3 in the last paragraph of Item 15.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Via E-Mail
       Jessica Sudweeks, Esq.